ERIC M. HELLIGE

Partner

Direct Tel: 212-326-0846

Fax: 212-326-0806

ehellige@pryorcashman.com

December 18, 2023

Via Edgar

Ms. Ta Tanisha Meadows

Ms. Theresa Brillant

Mr. Nicholas Nalbantian

Mt. Donald Field

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	SeqLL Inc.
Amendment No. 9 to Registration Statement on Form S-1 Filed December 5, 2023 File No. 333-272908

Ladies and Gentlemen:

On behalf of our client, SeqLL Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, we hereby submit the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter dated December 15, 2023 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the Registration Statement. The Company and its accountants believe that these responses should not necessitate a further amendment to the Registration Statement. As noted below, the dates of execution of the various loan agreements will be completed in the final prospectus.

The Company has asked us to convey the following responses to the Staff:

Securities and Exchange Commission

December 18, 2023

Amendment No. 9 to Registration Statement on Form S-1, Filed December 5, 2023 Cover Page

Cover Page

1.	We note your response to comment 1 and reissue in part. We acknowledge your disclosure stating that your shares are traded in “the over-the-counter market.” Please revise to disclose with greater specificity which over-the-counter market your shares are quoted on. It appears they are quoted on the OTC Pink tier of the trading system operated by OTC Markets Group Inc. Please revise and clarify as applicable. Refer to Item 501(b)(4) of Regulation S-K.

Response No. 1:

This comment will be complied with in the final prospectus. Disclosure will be made that the Company’s securities are quoted on the OTC Pink Tier of the trading system operated by OTC Markets Group Inc.

Note 3. Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 71

2.	We note Lyneer has only reflected the $35 million of the joint and several debt obligations it expects to be responsible for repayment; however, it is not clear whether a forbearance agreement has been signed and how likely it is that Lyneer will only be responsible for $35 million. Please revise or expand your disclosure to clearly explain how the consummation of transactions supporting the current presentation have occurred or are probable pursuant to Item 11-01(a)(8) of Regulation S-X.

Response No. 2:

The additional forbearance agreements with Lyneer’s lenders will be fully executed prior to the effective date of the Registration Statement. For that reason, we have dated them December [●], 2023 in the preliminary prospectus dated December 5, 2023 (the “Preliminary Prospectus”). The actual date of such agreement will be included in the final prospectus. As set forth in Note 3-2(d)(i), Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet on page 71 of the Preliminary Prospectus, an allocation agreement between IDC and Lyneer will be executed prior to the effective date of the Registration Statement at the same time the Forbearance and Omnibus Agreements are signed. As set forth under Subsection (d)(i) of Note 3 on page 71 of the Preliminary Prospectus, IDC will assume and be responsible for repaying all joint and several obligations under the Revolver excluding the $35 million to be repaid by Lyneer.

Lyneer Investments, LLC and Subsidiaries Condensed Consolidated Balance Sheet, page F-2

3.	Please tell us how you determined that non-current classification of the notes payable as of September 30, 2023 is appropriate and the basis for your conclusion. Please reference ASC 470 in your response, including ASC 470-10-45 and ASC 470-10-55-2 through 6.

Response No. 3:

Per ASC 470-10-45, if a violation has occurred at the balance sheet date and a waiver or modification has been obtained after the balance sheet date, and it is reasonably possible the covenant will be met at subsequent testing dates within one year of the balance sheet date, debt is classified as noncurrent. Lyneer has agreed in principle to an extended forbearance agreement with its Lenders and will sign this agreement prior to the effective date of the Registration Statement. The agreed upon terms of the extended forbearance include that the lenders waive all existing events of default under the debt instruments as of the date of the agreements and agree to forbear from exercising their rights and remedies with respect to the revolving credit facility, the term loan and the promissory notes payable to the prior owners of Lyneer through February 26, 2024. Lyneer has included this extended forbearance agreement into its debt classification analysis as of September 30, 2023.

Securities and Exchange Commission

December 18, 2023

ASC 470-10-55-2 through ASC 470-10-55-6 indicates that an obligation should be classified as a noncurrent liability at the balance sheet date if (i) a waiver is obtained, and (ii) the borrower concludes that the chance of meeting the same or more restrictive covenants at subsequent compliance measurement dates within the next year is reasonably possible and that it will be able to meet the covenant when required.

Given the terms of Lyneer’s extended forbearance agreement and considering Lyneer’s financial projections for 2024, Lyneer expects to be in compliance with all financial and non-financial covenants for the next twelve months from the balance sheet date. Accordingly, Lyneer has classified its respective obligations as non-current.

Note 3: Summary of Significant Accounting Policies Liquidity, page F-7

4.	Please tell us how you determined it was probable that management’s plan will be effectively implemented within one year after the date that the financial statements are issued, especially in light of the expected short term extension of February 28, 2024. Include in your response a description of the facts and circumstances that have changed since your previous assessment that there was substantial doubt about the entity’s ability to continue as a going concern. Please reference ASC 205-40 in your response.

Response No. 4:

Lyneer agreed in principle with its lenders to extend all of its forbearance agreements to February 26, 2023 and will sign these agreements prior to the effective date of the Registration Statement. Under these extension agreements, the lenders will waive all existing events of default under the debt instruments as of the date of the agreements and will agree to forbear from exercising their rights and remedies with respect to the revolving credit facility, the term loan and the promissory notes payable to the prior owners of Lyneer through February 26, 2024. The extended forbearance agreements will revise certain financial and non-financial covenants of Lyneer in the Revolver, which will provide greater financial flexibility of certain ratios. Management has also considered the anticipated allocation agreement between Lyneer and IDC (its parent), which will specify that Lyneer is only responsible for repaying $35 million of all joint-and-several debt obligations, as disclosed in the Preliminary Prospectus, and the ability of IDC to meet its additional financial obligations as a result of such reallocation of such indebtedness. Pursuant to ASC 205-40, Lyneer’s management has forecasted Lyneer’s adjusted net income over the next twelve months and has determined it is probable that Lyneer will be able to meet all obligations and all financial and non-financial covenants of its debt instruments and that it will be in compliance will all debt covenants.

Note 16: Subsequent Events, page F-20

5.	Please confirm whether the extended Forbearance and Omnibus agreements have already been signed, and if they have not, tell us the current status of negotiations.

Response No. 5:

The extended Forbearance and Omnibus Agreements have been agreed to and will be executed prior to the effective date of the Registration Statement.

*       *       *

Securities and Exchange Commission

December 18, 2023

As it is the goal of the Company to have the Form S-1 declared effective as soon as possible, the Company would greatly appreciate the Staff’s review of this response letter as promptly as practicable. If the Staff has any questions with respect to the responses set forth above, please contact the undersigned at (212) 326-0846 or Elliot H. Lutzker, Esq., counsel to Atlantic, at (646) 428-3210.

Very truly yours,

/s/ Eric M. Hellige
Eric M. Hellige

cc:	Daniel Jones
SeqLL Inc.